UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Electronics For Imaging, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	000-18805	94-3086355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6750 Dumbarton Circle

Fremont, California 94555

(Address of Principal Executive Offices)

Bryan Ko, Esq.

(650) 357-3500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflicts Minerals Disclosure

This Form SD of Electronics For Imaging, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2013 to December 31, 2013.

The Company has determined that certain Conflict Minerals (as defined in paragraph (d)(3) of Item 1.01) are necessary to the functionality or production of certain products manufactured by the Company. As a result of our due diligence efforts to date, the Company has concluded in good faith that it does not have sufficient information to determine the country of origin of the Conflict Minerals in its products or the facilities used to process the Conflict Minerals, including whether the Conflict Minerals were from recycled or scrap sources.

A copy of Electronics For Imaging, Inc.’s Conflict Minerals Report for the year ended December 31, 2013 is provided as Exhibit 1.02 hereto and is publicly available at the Investor Relations section of our website at www.efi.com.

Item 1.02.	Exhibit.

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 of this Report on Form SD.

Item 2.01.	Exhibits.

Exhibit No.	Description

1.02	Electronics For Imaging, Inc. Conflict Minerals Report for the Year Ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 2, 2014	ELECTRONICS FOR IMAGING, INC.

	By:	/s/ Bryan Ko
	Name:	Bryan Ko
	Title:	Vice President, General Counsel & Corporate Secretary

INDEX TO EXHIBITS FILED WITH

THE REPORT ON FORM SD DATED JUNE 2, 2014

Exhibit No.	Description

1.02	Electronics For Imaging, Inc. Conflict Minerals Report for the Year Ended December 31, 2013